November 22, 2011

VIA EDGAR (Correspondence Filing)

Ms. Deborah O’Neal-Johnson U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Johnson Mutual Funds Trust (the “Registrant”)
Response to Comments on Preliminary Information Statement
File Nos. 33-52970, 811-07254

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, this letter responds to the comments you provided to Marc Collins and Don Mendelsohn on November 17, 2011 with respect to the Registrant’s Preliminary Information Statement on Schedule 14C.  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1 – You requested that the Registrant articulate why the filing of an Information Statement on Schedule 14C, rather than a Prospectus/Proxy on Form N-14 is appropriate for the proposed transactions.  Additionally, you requested Registrant describe why a vote of the shareholders is not required for approval of the proposed transactions.

Response 1 – As Don Mendelsohn indicated to you and Keith O’Connell by telephone, the Registrant believes that the proposed transactions could have been handled by filing a supplement to the Prospectus without the filing of an Information Statement or Form N-14, but the Registrant decided to deliver an Information Statement to shareholders of the two Funds being merged into the Johnson Growth Fund because it wanted to inform shareholders adequately about the changes being made so that they could make informed decisions as to whether to redeem their shares before the reorganizations occur.

Turning to the issue of whether shareholder approval is required for the reorganizations, the Registrant first considered whether shareholder approval was required under the laws of the State of Ohio, under which the Registrant was formed.  Ohio Revised Code Section 1746.18 provides that an Ohio business trust may be party to an agreement of merger or reorganization, provided that the agreement is approved in the manner set forth in the Trust’s organizational documents.  Section 7.2 of the Registrant’s Declaration of Trust provides that the Trustees may enter into a reorganization transaction of the sort contemplated here (between series of the Trust) without shareholder approval unless shareholder approval is required by the Investment Company Act of 1940 (“1940 Act”).  Thus, under Ohio law, the reorganizations do not require shareholder approval unless such approval is required by the 1940 Act.

The Registrant’s review of the 1940 Act reveals no requirement that shareholder approval be obtained for the instant transactions.  The Registrant has followed Rule 17a-8, which exempts mergers between affiliated series of an investment company, provided the Board of Trustees, including a majority of the Trustees who are not interested persons of the series involved, determines that participation in the proposed transactions is in the best interests of the shareholders of each of the merging series and that the interests of each of the merging series’ existing shareholders will not be diluted as a result of the proposed transactions.  In addition, shareholder approval is not required under Rule 17a-8(a)(3), as the proposed transactions meet all four requirements to avoid the necessity of obtaining shareholder approval.  As shareholder approval is not required for purposes of Rule 17a-8, the Registrant is unaware of any other provision of the 1940 Act that would require shareholder approval.  As a result, shareholder approval is not required under the Trust’s organizational documents or state law.

The issue of whether the appropriate form for the proposed transactions is Form N-14, which would register the securities to be issued in the transaction, is determined under Securities Act Rule 145.  The preliminary note to that Rule makes it clear that the Rule is designed to make available the protection provided by registration to persons who are offered securities in business combinations such as these reorganizations.  The note indicates that the thrust of the Rule is that an offer or sale occurs when there is submitted to securities holders a plan or agreement pursuant to which the holders are required to elect whether to accept a new or different security in exchange for their existing security in what is in substance a new investment decision.

You have indicated that you believe the reorganizations contemplate a new investment decision for shareholders, and thus that registration is required under the Rule.  The Registrant does not believe that a new investment decision is involved here.  While there are differences in market capitalization among the Funds involved in the reorganizations, as well as differences in strategy in that one of the Funds follows a “quant” strategy, the Registrant does not believe that such differences amount to a new investment decision.  In this regard, please note that the staff has granted “no-action” requests in connection with other reorganization transactions that were accompanied by various changes in investment policies and strategies.  See, e.g., PEMCO (publicly available May 31, 1988) (change from a growth-stock approach to a value-stock approach); and Scudder Common Stock Fund, Inc. (publicly available October 10, 1984) (change in investment objective (to include current income and growth of income) and fundamental investment restrictions).  Both of these no-action letters involve differences that are much more significant than those among the three Funds involved in the proposed reorganizations.

Nevertheless, even if the Registrant were to concede that a new investment decision is involved, Rule 145 on its face is only applicable to situations where the plan or agreement of reorganization “is submitted for the vote or consent of such security holders” (Rule 145(a)).  This submission to shareholder requirement is consistent with the preliminary note to the Rule, which indicates that an offer or sale occurs “when there is submitted to securities holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security….”  If there is no submission, the shareholders are not required to elect whether to accept a new security, and the shareholders are not being offered or sold a security.  That is the case here.  As indicated above, a shareholder vote is not required for the proposed reorganizations, and thus Rule 145 does not trigger any registration requirement.

The above conclusion is reinforced by the fact that the Registrant could have accomplished the same transaction by approving changes in the merging Funds’ investment strategies to make them identical to those of the acquiring Fund by action of the Board of Trustees without shareholder approval.  Then, the proposed reorganizations could occur without there being any issue that a new investment decision is involved.  To require the Funds to go through that exercise would be pointless, exalting form over substance.  Incidentally, this is not hypothetical.  See, e.g., the supplement dated June 29, 2009 to the Prospectus for MainStay VP Series Fund, Inc. for the MainStay VP Small Cap Growth Portfolio (where the investment strategy, investment process, principal risks and principal benchmark of the Small Cap Growth Portfolio and the Developing Growth Portfolio were modified such that the portfolios would have materially identical investment strategies, processes, risks and benchmarks, and the reorganizations were effected without a vote or other submission to the Small Cap Growth Portfolio shareholders).

Comment 2 – Under the heading “Summary,” under the sub-heading “Transaction,” you requested the Registrant repeat at the end of the paragraph the statement that no shareholder vote is required.

Response 2 –  The requested statement has been added to the paragraph.

Comment 3 – You requested that the Registrant provide a telephone number or website where shareholders can request a copy of the Funds’ Statement of Additional Information.  Additionally, you requested that the Registrant provide a copy of the Johnson Growth Fund’s statutory prospectus as Exhibit B to the Information Statement.

Response 3 – The Registrant has added disclosure providing the telephone number and website address where shareholders can request or obtain a copy of the Funds’ combined Statement of Additional Information.

After discussions with Keith O’Connell, it was determined that in lieu of including the full statutory prospectus for the Johnson Growth Fund, the Registrant would provide the summary prospectus for the Johnson Growth Fund as Exhibit B to the Information Statement and would include in the Information Statement itself the disclosures from Items 9 through 12 of Form N-1A for the Johnson Growth Fund.

Comment 4 – Under the heading “Summary,” under the sub-heading “Comparison of the Funds,” in the fourth paragraph describing the Johnson Dynamic Growth Fund, you requested the Registrant provide more detail about the types of investments in which the Fund may invest (for instance, whether the Fund may invest in fixed income or foreign securities).

Response 4 – The Registrant has revised the Information Statement to include the disclosures required by Item 9 of Form N-1A for each of the Funds involved in the proposed transaction, including more detailed information about the Johnson Dynamic Growth Fund’s investment in equity securities of U.S. companies.

Comment 5 – As a general comment regarding the Information Statement, you requested the Registrant review the amount of overlap of securities among the Funds involved in the proposed transactions and whether the Adviser has a current intent to sell any of the Funds’ holding as a result of the proposed transactions.

Response 5 – After discussions with the Adviser, it was determined that there are a number of securities held in all three of the Funds or in at least two of the three Funds involved in the proposed transactions.  However, the Registrant has revised the Information Statement to not describe the overlap of securities held in the Funds as substantial.  In addition, the Registrant had included disclosure in the Preliminary Information Statement indicating its intent to liquidate some of the securities held in the Acquired Funds following the proposed transactions.  That disclosure remains unchanged from the Preliminary Information Statement.

Comment 6 – In the section of the Information Statement containing the Fee Table for the Funds, you requested that the Registrant delete the parenthetical reference to “Acquired Fund Fees and Expenses” after “Other Expenses”.

Response 6 – The requested change has been made.

Comment 7 – In the section of the Information Statement containing the list of Portfolio Managers for each of the Funds involved in the proposed transactions, you noted that the Registrant had not populated the chart to provide information for the combined Johnson Growth Fund.

Response 7 – The information for the combined Fund has been included.

Comment 8 – In the form of Agreement and Plan of Reorganization included as Exhibit A, you inquired whether the Schedule A was accurate as it seemed to only apply to one of the merging funds involved in the proposed transactions.

Response 8 – Because Exhibit A is a form of the Agreement and Plan of Reorganization to be used for both the Johnson Dynamic Growth Fund and the Johnson Disciplined Large-Cap Fund and because the document will be identical for both Funds (other than the names of the Funds), Exhibit A has been revised to reference the names of the Johnson Dynamic Growth Fund and the Johnson Disciplined Large-Cap Fund in brackets indicating that Exhibit A is the form of the Agreement and Plan of Reorganization that will be used for both proposed transactions.

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 352-6774 if you should require any further information.

Sincerely,

/s/ Marc L. Collins
Marc L. Collins